

November 12, 2010

Mr. Richie Boucher
Chief Executive Officer
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

Re: The Governor and Company of the Bank of Ireland
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 14, 2010
File Number: 001-14452

Dear Mr. Boucher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year ended December 31, 2009

Risk Factors, page 12

1. We note your disclosure on page 15 that as of December 31, 2009, eight percent of your total mortgage book consists of self-certified loans in the United Kingdom. Due to the increased inherent credit risk as a result of potentially incomplete or inaccurate information, please revise your future filings beginning with your next Form 20-F to provide enhanced disclosures including but not limited to outstanding loan balances with respective impairment provisions, delinquency and impairment rates, and any credit risk mitigation

strategies related to this portfolio. Please provide us with your proposed disclosures as of June 30, 2010.

Nine Month Period Ended December 31, 2009 Compared to the Twelve Month Period Ended March 31, 2009, page 74

2. Please tell us and revise your future filings to be more specific with respect to the underlying reasons for changes in net interest income due to "IFRS classifications" on a period over period basis. For example, if the increase in net interest income is due to a decrease in funding costs for assets designated at fair value through profit or loss, please clarify which assets are driving the increase and quantify the average interest rates paid to fund those assets for the periods presented.

3. We note your disclosure that as a result of the impact of the IFRS classifications, the Group's net interest income decreased by €984 million. Please tell us and revise your future filings to clarify, if true, that this decrease excludes the impact of the IFRS classifications. Please also revise your current disclosure to provide for a clear understanding of the amounts and related income statement line items that are impacted by these IFRS classifications.

4. We note your disclosure that this treatment resulted in additional income of €578 million for the twelve month period ended March 31, 2009. Please clarify whether this additional income was net interest income.

Other Income (net of insurance claims), page 76

5. You disclose that where assets or liabilities have been designated at fair value through profit or loss, the total fair value movements on these items, including net interest income are reported in "other income (net of insurance claims)." As this income category comprises many line items on your income statement and the impact due to "IFRS classifications" has changed significantly from period to period, please tell us and revise your future filings to disclose the particular line items that are impacted and quantify the related impact. In addition, disclose which categories of assets/liabilities designated at fair value through profit or loss are driving the change in these line items (ex: derivative financial instruments, other financial assets at fair value through profit or loss, customer accounts, liabilities to customers under investment contracts, etc). A tabular presentation may be useful in this regard.

Loan Loss Provisioning Methodology, page 114

Methodology for Individually Assessing Impairment, page 115

6. We note your disclosure that your fair valuation methods for your loans where recovery and/or repayment is likely to be generated from asset sales and/or realization of the property collateral is determined using one or more different methods (valuations from independent

external professionals, estimates based on verbal consultations with external valuers, local market knowledge, and residual methodologies). Please tell us as of June 30, 2010 and December 31, 2009 and also revise future filings beginning with your Form 20-F for the period ended December 31, 2010 to disclose the following:

- Explain in further detail each of these methodologies, specifically how the amounts are derived and reviewed for appropriateness;
- How and when you determine which methodology to use in valuing the underlying collateral along with the typical timing and frequency for when these valuations are performed or obtained and subsequently updated;
- The circumstances in which you will obtain one or more valuations along with a discussion as to how you determine the final fair value of the collateral; and
- The number and type of loans along with their respective amounts and/or percentage of collateral dependent loans valued using each of these methodologies.

Accounting Policies, page F-11

Sale and Repurchase Agreements and Lending of Securities, page F-21

7. We note your disclosure that securities sold subject to repurchase ("repos") are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral.

- Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.
- If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3474 with any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant